SSgA Funds

David James, Secretary and Chief Legal Officer

4 Copley Place, CPH-0326

Boston, MA 02116

October 2, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Office of Filings, Information & Consumer Service

Re:	SSgA Funds (the “Trust”)
Post-Effective Amendment No. 145 under the Securities Act of 1933, as amended (the “1933 Act”)
File Nos.: 811-05430 and 33-19229

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), SSgA Funds (the “Trust”), on behalf of its series SSgA SSARIS Managed Futures Strategy Fund (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 113 (“PEA No. 113”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-12-498552) on December 11, 2012, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 113 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on September 4, 2014 (Accession No. 0001193125-14-331758) (each, a “BXT Filing” and together with PEA No. 113, the “Filings”) and scheduled to become effective on October 3, 2014.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of such Fund as a series of the Trust at this time.

No securities were sold in connection with this offering.

If you have any questions, please contact me at (617) 662-1742.

Very truly yours,

/s/ David James

David James

Secretary and Chief Legal Officer